U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/ /  Form 3 Holdings Reported

/ /  Form 4 Transactions Reported.

1.   Name and Address of Reporting Person*

     Miller         Irene            R.
     (Last)         (First)        (Middle)

     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
     (Street)

     New York       New York       10011
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc. (BKS)

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     2/1/97

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     /X/  Director                           / /  10% Owner
     /X/  Officer (give title below)         / /  Other (Specify below)

     Vice Chairman and Chief Financial Officer

7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                                                                          Bene-
                                                                                          ficially
                                                         4.  Securities Acquired (A)      Owned at     6. Owner-
                                2. Trans-                    or Disposed of (D)           End of          ship
                                   action   3. Trans-        (Instr. 3, 4 and 5)          Issuer's        Form:        7. Nature of
                                   Date        action    ---------------------------      Fiscal          (D) or          Indirect
                                   Month/      Code                  (A)                  Year            Indirect        Beneficial
1.  Title of Security              Day/        (Instr.    Amount     or      Price        (Instr.         (I)             Ownership
    (Instr.3)                      Year)       8)                    (D)                  3 and 4)        (Instr. 4)     (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------




* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-                    ative Securities           and Expiration Date
                                          Exercise      action                    Acquired (A) or            (Month/Day/Year)
                                          Price of      Date     4. Trans-        Disposed of (D)         -----------------------
                                          Deriv-        (Month/     action        (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/        Code       -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)      (Instr. 8)        A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)              $24.375      5/29/96          A         334,708                    (2)         1/15/06
(1)(2)                                                  (3)

Stock Option (Right to Buy)              $34.875      5/31/96          A           7,192                    (4)         5/30/06
(1)(4)

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Year          (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option            Common Stock,             334,708        --                               D
(Right to Buy)          par value $.001
(1)(2)

Stock Option            Common Stock,               7,192        --         466,545(5)            D
(Right to Buy)          par value $.001
(1)(4)


Explanation of Responses

(1)  Issued pursuant to 1996 Incentive Plan.
(2) One-third of the options granted to the Reporting Person became exercisable on May 29, 1996, an additional one-third became exercisable on January 16, 1997 and the remaining one-third becomes exercisable on January 16, 1998.
(3) Issued January 16, 1996 subject to stockholder approval of 1996 Incentive Plan, such approval received May 29, 1996.
(4) One-third of the options granted to the Reporting Person become exercisable on May 31 of each of the years 1997 through 1999.
(5) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to Common Stock, par value $.001.

By:  /s/ Irene R. Miller                     Date:     March 17, 1997
     -------------------------------                --------------------
     **Signature of Reporting Person

     Irene R. Miller

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.